EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (page 1 of 2)
(in millions except ratio amounts, unaudited)

                                              24 Weeks Ended
                                             6/15/96  6/17/95

Earnings:

Income before income taxes.......             $1,458   $1,232

Joint ventures and minority
 interests, net..................                 13       (5)

Amortization of capitalized
 interest........................                  2        2

Interest expense.................                282      322

Interest portion of rent
 expense (a).....................                 77       75

Earnings available for fixed
 charges.........................             $1,832   $1,626


Fixed Charges:

Interest expense.................             $  282      322

Capitalized interest.............                  7        3

Interest portion of rent
  expense (a)....................                 77       75

  Total fixed charges............             $  366   $  400

Ratio of Earnings
 to Fixed Charges................               5.01     4.07

(a) One-third of net rent expense is the portion deemed representative of the interest factor.
PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (page 2 of 2)
(in millions except ratio amounts, unaudited)

                              52 Weeks 53 Weeks
                               Ended    Ended    52 Weeks Ended
                                      12/30/95  12/31/94  12/25/93
12/26/92        12/28/91
                                                                        (a)
Earnings:

Income before income
 taxes and cumulative
 effect of accounting
 changes.................       $2,432              $2,664         $2,423
$1,899                       $1,660

Joint ventures and
minority interests, net             11               (19)       (6)
(1)                         (6)

Amortization of
 capitalized interest                6                 5         5
5                            5

Interest expense                   682      645      573       586     614

Interest portion of net
 rent expense (b)                  156      150      134       122      103

Earnings available for
 fixed charges                  $3,287   $3,445   $3,129    $2,611    2,376

Fixed Charges:

Interest expense                $  682   $  645   $  573    $  586  $  614

Capitalized interest                10        5        7         7       10

Interest portion of net
 rent expense (b)                  156      150      134       122      103

   Total fixed charges          $  848   $  800   $  714    $  715  $  727

Ratio of Earnings
 to Fixed Charges                 3.88     4.31     4.38      3.65    3.27


(a) To improve comparability, the 1991 amounts have been restated to report, under the equity method of accounting, the results of previously consolidated snack food businesses in Spain, Portugal and Greece, which were contributed to the new Snack Ventures Europe joint venture with General Mills, Inc. in late 1992.

(b) One-third of net rent expense is the portion deemed representative of the interest factor.